PRESS RELEASE



Globex Mining Enterprises Inc.

"At Home in North America"

19,240,074 shares issued and outstanding

Ref.: File no. 82-4025

SUPPL

March 17, 2010

Globex Increases Interest in Timmins Talc-Magnesite Project

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International OTCQX) is pleased to inform shareholders that it has increased its ownership in its **Timmins talc-magnesite project from 75% to 90 %.**

Under the previous agreement, Globex was to complete US$1.5 million in expenditures related to the property including diamond drilling, metallurgical test work, etc. after which Drinkard Metalox Inc. (DMI) was to carry the project to a bankable feasibility study. Globex has met its US$1.5 million expenditure requirement and has renegotiated the agreement such that Globex will fund 100% of costs up to the point at which the Timmins talc-magnesite project will be spun off into a separate publicly traded vehicle. All terms of the contract that could have caused Globex to have its interest in the project reduced by not achieving commercial production in a specific time period have been cancelled thereby fixing Globex's interest in the project.

All other conditions of the contract remain in force including the exclusive worldwide use of DMI technologies, patents and trade secrets to produce magnesium compounds as defined in the agreement.

As shareholders are aware, on March 2, 2010, Globex posted a NI 43-101 report on Sedar.com under project no. 01541226 and issued a press release regarding the mineral resource and magnesium oxide and talc recoveries (19% and 23% respectively) and provided a great deal of background information on the project.

Globex is now preparing to undertake a mini pilot plant test at DMI's Charlotte, North Carolina facility.

As the work progresses and results demonstrate the ability to produce both talc and magnesium oxide of high purity and brightness, our confidence grows that we can become important participants in the respective markets. This is reflected in our decision to increase our interest in the project and by our funding of additional work.

Depending upon hydrometallurgical results and a number of other factors, Globex proposes to dividend out, in a tax effective manner, its interest in the Timmins talc-magnesite project to Globex shareholders as a stand alone listed company. The timing of this action has not yet been determined and will be subject to a number of factors such as the economic viability of the project, permitting, financing, etc.

Globex is extremely pleased with the progress to-date and looks forward to the next six months of test work.

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3


10015427

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com